SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                October 22, 2002


                              VIVENDI ENVIRONNEMENT
             (Exact name of registrant as specified in its charter)


                              36-38, avenue Kleber
                               75116 Paris, France
                    (Address of principal executive offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                           Form 20-F  X    Form 40-F
                                     ---             ---


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No  X
                                     ---     ---


         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

                                EXPLANATORY NOTE

         On October 22, 2002, Vivendi Environnement published the mandatory notice in the French official bulletin for legal announcements (Bulletin des annonces legales obligatoires or BALO)in respect of its interim consolidated financial statements for the six-month period ended June 30, 2002. This Report on Form 6-K contains an English translation of the mandatory notice published in the French BALO.

                       NOTE ON FORWARD-LOOKING STATEMENTS

         This document contains "forward-looking statements" within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995, including, among others, Vivendi Environnement's estimates and expectations of prospective revenues in connection with its existing contracts and customers. Such forward-looking statements are not guarantees of future revenues or performance. Actual revenues and/or results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Vivendi Environnement's profits, the risk that governmental authorities could terminate or modify some of Vivendi Environnement's contracts, the risk that Vivendi Environnement's compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Vivendi Environnement's financial results and the price of its shares, and the risk that Vivendi Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Vivendi Environnement has filed with the U.S. Securities and Exchange Commission. Vivendi Environnement does not undertake to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Vivendi Environnement with the U.S. Securities and Exchange Commission from Vivendi Environnement.

                              VIVENDI ENVIRONNEMENT
           Corporation with a nominal capital of (euro) 5,452,478,388
        Corporate Headquarters: 36, avenue Kleber - 75799 PARIS CEDEX 16
        Registered with the Paris Commercial and Corporate Registry under
                               No. B 403 210 032
                   Fiscal Year: January 1 through December 31

                               -------------------

               Consolidated Financial Statements at June 30, 2002


I - HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET - ASSETS                               Notes               June 30,         December 31,
((euro) millions)                                                                        2002                 2001
-------------------------------------------------------------------------------------------------------------------
Goodwill, net                                                       3                 6,502.2              6,795.8
-------------------------------------------------------------------------------------------------------------------
Other intangible assets, net                                        4                 4,024.7              4,477.0
-------------------------------------------------------------------------------------------------------------------
Property, plant and equipment, net                                                   14,152.8             14,191.3
  Property, plant and equipment                                                      17,327.2             16,843.4
  Publicly-owned utility network                                                      6,243.9              6,156.7
  Accumulated depreciation                                                           (9,418.3)            (8,808.8)
-------------------------------------------------------------------------------------------------------------------
Financial assets                                                                      2,030.5              1,936.6
  Investments accounted for using the equity method                 5                   486.1                618.0
  Investments accounted for using the cost method                                       249.5                245.8
  Portfolio investments held as financial assets                                         12.0                 20.8
  Other portfolio investments held as financial assets and
    other financial assets                                                            1,282.9              1,052.0
-------------------------------------------------------------------------------------------------------------------
Total long-term assets                                                               26,710.2             27,400.7
-------------------------------------------------------------------------------------------------------------------
  Inventories and work-in-progress                                                    1,447.8              1,543.7
  Accounts receivable                                               6                11,190.5             12,066.0
  Short-term loans                                                                      638.1                985.5
  Other marketable securities                                                           428.0                324.1
  Cash and cash equivalents                                                           1,032.6              2,089.3
-------------------------------------------------------------------------------------------------------------------
Total current assets                                                                 14,737.0             17,008.6
-------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                         41,447.2             44,409.3
-------------------------------------------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEET -
LIABILITIES AND SHAREHOLDERS' EQUITY                             Notes                June 30,         December 31,
                                                                                         2002                 2001
(euro) millions
-------------------------------------------------------------------------------------------------------------------
  Share Capital                                                                       4,673.4              4,673.4
  Additional paid-in capital                                                          2,269.6              2,269.6
  Retained earnings and net income                                                   (1,787.6)            (1,203.0)
-------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                          7                 5,155.4              5,740.0
-------------------------------------------------------------------------------------------------------------------
Minority interests                                                  8                 2,576.3              2,531.1
-------------------------------------------------------------------------------------------------------------------
Deferred income                                                                       1,385.4              1,483.1
-------------------------------------------------------------------------------------------------------------------
Reserves and allowances                                                               3,168.7              3,195.7
-------------------------------------------------------------------------------------------------------------------
  Bonds                                                             9                 6,015.5              5,193.6
  Other financial long-term debt                                                      7,471.7              7,940.4
-------------------------------------------------------------------------------------------------------------------
Long-term debt                                                                       13,487.2             13,134.0
-------------------------------------------------------------------------------------------------------------------
Other long-term liabilities                                                             416.6                496.6
-------------------------------------------------------------------------------------------------------------------
Total long-term liabilities                                                          26,189.6             26,580.5
-------------------------------------------------------------------------------------------------------------------
  Accounts payable                                                                   11,460.7             12,939.3
  Bank overdrafts and other short-term borrowings                                     3,796.9              4,889.5
Total current liabilities                                                            15,257.6             17,828.8
-------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                           41,447.2             44,409.3
-------------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF INCOME
((euro) millions)                                     Notes      June 30,             June 30,              Dec 31,
                                                                    2002      %          2001       %         2002     %
-----------------------------------------------------------------------------------------------------------------------------
Revenue                                                10       14,970.5    100.0%   13,959.7    100.0%   29,126.7    100.0%
Cost of sales                                                  (12,069.3)           (11,260.3)           (23,550.9)
Selling, general and administrative costs                       (1,905.8)            (1,722.6)            (3,556.7)
Other operating income (expense)                                    22.8                 (9.4)                (6.0)
-----------------------------------------------------------------------------------------------------------------------------
EBIT                                                   10        1,018.2      6.8%      967.4      6.9%    2,013.1      6.9%
-----------------------------------------------------------------------------------------------------------------------------
Restructuring costs                                                 (5.7)               (11.1)               (49.4)
-----------------------------------------------------------------------------------------------------------------------------
Operating income before goodwill amortization                    1,012.5      6.8%      956.3      6.8%    1,963.7      6.7%
-----------------------------------------------------------------------------------------------------------------------------
Goodwill amortization*                                            (158.5)              (124.4)            (2,910.1)
-----------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                                            854.0      5.7%      831.9      6.0%     (946.4)    (3.2)%
-----------------------------------------------------------------------------------------------------------------------------
Financial expense                                                 (316.4)              (402.3)              (764.2)
-----------------------------------------------------------------------------------------------------------------------------
Other financial expense                                            (62.8)               (11.0)               (33.8)
-----------------------------------------------------------------------------------------------------------------------------
Net financial expense                                  11         (379.2)    (2.5)%    (413.3)    (3.0)%    (798.0)    (2.7)%
-----------------------------------------------------------------------------------------------------------------------------
Net income before other income (loss), taxes,                      474.8      3.2%      418.6      3.0%   (1,744.4)    (6.0)%
  minority and equity interest (loss)
-----------------------------------------------------------------------------------------------------------------------------
Other income (expense)                                 11          (60.5)               163.0                 38.9
-----------------------------------------------------------------------------------------------------------------------------
Net income before taxes, minority and equity interests (loss)      414.3      2.8%      581.6      4.2%   (1,705.5)    (5.9)%
-----------------------------------------------------------------------------------------------------------------------------
Income taxes and deferred tax                          11         (167.7)              (220.1)              (462.3)
-----------------------------------------------------------------------------------------------------------------------------
Net income before minority and equity interests (loss)             246.6      1.6%      361.5      2.6%   (2,167.8)    (7.4)%
-----------------------------------------------------------------------------------------------------------------------------
Equity in net income of affiliates                                  24.8                 27.6                 47.8
-----------------------------------------------------------------------------------------------------------------------------
Minority interest                                                  (58.6)              (114.6)              (131.2)
-----------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                  212.8      1.4%      274.5      2.0%   (2,251.2)    (7.7)%
-----------------------------------------------------------------------------------------------------------------------------
Basic earnings per share (euro)                                      0.6                  0.8                 (6.6)
-----------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share (euro)                                    0.6                  0.8                 (6.6)
-----------------------------------------------------------------------------------------------------------------------------

* Goodwill amortization includes goodwill write-downs of (euro) 33.8 million at June 30, 2002, (euro) 2,652. million at December 31, 2001, and (euro) 0 million at June 30, 2001.

CONSOLIDATED STATEMENTS OF CASH FLOWS

((euro) millions)                                                            June 30,      June 30,    December 31,
                                                                               2002          2001         2001
---------------------------------------------------------------------------------------------------------------------
Cash flow from operating activities
Net income (loss)                                                             212.8          274.5       (2,251.2)
Adjustment to reconcile net income to net cash provided by
operating activities
Depreciation and amortization                                               1,177.8          919.0        4,684.0
Financial provisions                                                           53.7           (2.0)          53.7
Gains on sale of property and equipment and financial assets, net              (5.4)        (182.3)        (144.9)
Undistributed earnings of affiliates, net                                     (14.4)         (11.8)         (14.9)
Deferred taxes                                                                 (7.6)          38.6           90.2
Minority interests                                                             58.6          114.6          131.2
Net changes in current assets and liabilities:
    Prepaid, deferrals and accruals                                           (36.3)         (27.5)         (92.9)
    Increase (decrease) in working capital *                                 (817.6)        (519.0)         436.8
---------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                     621.6          604.1        2,892.0
---------------------------------------------------------------------------------------------------------------------
Cash flow from investing activities
Purchase of property, plant and equipment                                  (1,107.7)      (1,065.1)      (2,878.5)
Proceeds from sale of property, plant and equipment                            58.6          103.8          205.8
Purchase of investments                                                      (642.9)        (645.2)      (1,315.4)
    Purchases of investments in subsidiaries and affiliates                  (352.9)        (585.6)      (1,168.8)
    Purchases of other long-term investments                                 (290.0)         (59.6)        (146.6)
Proceeds from sale of investments                                             496.8          179.0          391.9
    Proceeds from sale of investments in subsidiaries and affiliates          422.9          174.3          349.7
    Proceeds from sale of other investments                                    73.9            4.7           42.2
Disbursements on notes receivable                                            (385.7)        (123.2)         (98.7)
Principal payments on notes receivable                                        310.9           51.0           18.7
Net decrease in short-term loans                                              324.2          327.0          159.7
Sales and purchases of marketable securities                                   12.5          (73.8)         124.1
---------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                        (933.3)      (1,246.5)      (3,392.4)
---------------------------------------------------------------------------------------------------------------------
Cash flow from financing activities
Net increase (decrease) in short-term borrowings                              149.2         (351.7)          (3.8)
Proceeds from issuance of bonds and other long-term debt                    1,871.0        3,009.7        4,604.4
Principal payments on bonds and other long-term debt                       (2,112.5)      (2,155.2)      (3,335.9)
Net proceeds from issuance of common stock                                     14.2          100.0          411.2
Purchases of treasury stock                                                   (41.8)         (48.8)        (138.4)
Cash dividends paid                                                          (242.6)        (271.6)        (299.0)
---------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                          (362.5)         282.4        1,238.5
---------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of period                            2,089.3        1,528.1        1,528.1
Effects of foreign currency exchange rate changes on cash
and cash equivalents, plus other effects                                     (382.5)         208.1         (176.9)
Cash and cash equivalents at end of period                                  1,032.6        1,376.2        2,089.3


* The net change in working capital excludes the differed tax charge of the period.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

((euro) millions)                                 Number of        Share    Additional   Retained              Shareholders'
                                                Shares format     Capital     paid in    earnings   Net income    equity
                                                                              capital
----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000                      346,174,955     4,673.4       232.6      687.5        614.8     6,208.3
----------------------------------------------------------------------------------------------------------------------------
Conversion of warrants                                    817         0.0         0.0                                 0.0
Goodwill                                                                      2,037.0                             2,037.0
Dividends paid and net income appropriation                                                392.2       (614.8)     (222.6)
Foreign currency translation adjustment                                                    (30.5)                   (30.5)
Release of revaluation surplus and other                                                    (1.0)                    (1.0)
Net income for the year 2001                                                                         (2,251.2)   (2,251.2)
----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001                      346,175,772     4,673.4     2,269.6    1,048.2     (2,251.2)    5,740.0
----------------------------------------------------------------------------------------------------------------------------
Conversion of warrants                                    782         0.0         0.0                                 0.0
Net income appropriation and dividends paid                                             (2,438.3)     2,251.2      (187.1)
Foreign currency translation adjustment                                                   (608.2)                  (608.2)
Release of revaluation surplus and other                                                    (2.1)                    (2.1)
Net income at June 30, 2002                                                                             212.8       212.8
----------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 2002                          346,176,554     4,673.4     2,269.6   (2,000.4)       212.8     5,155.4
----------------------------------------------------------------------------------------------------------------------------

Note 1  Accounting policies

The half-year consolidated financial statements of Vivendi Environnement or the Group have been prepared in accordance with the CNC Recommendation of March 1999 on interim financial statements. They comply with the same accounting principles and methods adopted for the 2001 financial statements, as stated in the annual report for 2001, filed with the French Commission des operations de bourse (COB) on April 18, 2002, under number R02-068.

Note 2  Significant acquisitions and disposals

In January, Connex acquired Verney's transportation business, thus extending its presence in the north-west and Rhone-Alpes region of France. In 2001, Verney's business generated revenue in excess of (euro) 150 million.

In April, USFilter sold its subsidiary Filtration and Separation Group to Pall Corporation for about (euro) 407 million. This sale follows the Group's strategy to divest non-core assets and refocus on its core environmental service businesses.

In addition, in February, Vivendi Water UK sold its 24.1 % stake in Bristol Waterworks to the specialized investment fund, Ecofin Water & Power Opportunities, for (euro) 38 million.

Note 3  Goodwill

                                         June 30, 2002
                              ------------------------------------
                                           Accumulated             December 31,
((euro) millions)               Gross     amortization      Net           2001
-------------------------------------------------------------------------------
Water                          7,074.9      (3,472.0)     3,602.9      3,769.3

Waste management               1,634.8        (323.8)     1,311.0      1,445.6

Energy                           883.8        (151.8)       732.0        702.7

Transportation                   239.8         (66.2)       173.6        157.1

FCC and Proactiva                844.1        (161.4)       682.7        721.1
-------------------------------------------------------------------------------
Total                         10,677.4      (4,175.2)     6,502.2      6,795.8
-------------------------------------------------------------------------------



The reduction in net goodwill was essentially due to:
o Goodwill amortization of (euro) 158.5 million, which included a (euro) 33.8 write-down of goodwill related to Proactiva's investments in its Latin American Subsidiaries, resulting from the unfavorable economic climate in South America and the non-renewal of the Puerto-Rico contract from July 1, 2002.
o    (euro) 391 million of negative currency adjustments,
o    (euro) 149 million from changes in consolidation Scope.

Note 4  Other Intangible Assets

                                                         June 30,   December 31,
((euro) millions)                                          2002         2001
--------------------------------------------------------------------------------
Fees paid to local authorities                             556.0        567.6

Trademarks, market share and business assets acquired    2,429.2      2,922.6

Software                                                    68.8         69.4

Prepaid expenses                                           446.9        469.9

Other intangible assets                                    523.8        447.5
--------------------------------------------------------------------------------
Total                                                    4,024.7      4,477.0


The reduction in trademarks ((euro) 493 million) is due to a (euro) 294 million currency translation adjustment and for (euro) 182 million as a result of the sale of the filtration and separation business.

The increase in other intangible assets includes (euro) 58.3 million from the rights to use land for the Chengdu plant, which began operations in the first half of 2002.


Note 5   Investments accounted for using the equity method

The (euro) 132 million reduction in investments accounted for using the equity method was essentially due to:

o the exit of Bristol Waterworks worth (euro) 37.6 million, following its sale during the first half of 2002,
o the reclassification of Philadelphia Suburban (PSC), worth (euro) 104 million, as marketable securities, following the sale initiated during the first half of 2002 and the resignation of Vivendi Environnement's directors from PSC's board of directors,
o    their (euro) 24.8 million share of net income,
o    a (euro) 20.6 million currency translation loss.


Note 6  Securitization

Securitization in France
The securitization initiated at December 31, 2001 was completed by June 2002.

According to the five-year securitization agreement signed in June 2002 with a Special Purpose Entity ("SPE"), Vivendi Environnement securitized accounts receivable for a total of (euro) 418 million through it Water Subsidiaries. The securitized receivables are the assets of the SPE. The SPE is financed by senior borrowings assumed by investors and by a retained interest of (euro) 73 million assumed by Vivendi Environnement. Reimbursement of the retained interest will only be possible after the senior borrowings have been completely redeemed.

According to the securitization agreement, the subsidiaries are responsible for collecting the receivables. Vivendi Environnement SA provides guarantees on the performance of its subsidiaries in recovering these amounts.


Securitization in the United States

The amount of securitized receivables held by USFilter in 2001 did not change during the first half of 2002.
According to the agreement, US Filter is responsible for collecting the receivables. Vivendi Water has guaranteed the performance of USFilter in recovering the amounts due.

Sales of receivables

The company had discounted (euro) 593 million of receivables on June 30,2002.


Note 7  Shareholders' equity

During the first half of 2002, 782 new shares were issued following the conversion of 5 474 warrants awarded in 2001.

Of the (euro) 608 million arising from negative currency translation adjustments, (euro) 546 million concerned the US dollar.


Note 8  Minority Interests

                                                                June 30,  December 31,
((euro) millions)                                                  2002          2001
--------------------------------------------------------------------------------------
Minority interests at January 1,                                2,531.1       2,031.1

Changes in consolidation                                           65.8         139.0

TSAR                                                                0.0         300.0

Minority interests in income of consolidated subsidiaries          58.6         131.2

Dividends paid by consolidated subsidiaries                       (55.5)        (76.4)

Impact of foreign currency fluctuations in minority interests     (23.7)          5.4

Other changes                                                       0.0           0.8
--------------------------------------------------------------------------------------
Minority interests at June 30,                                  2,576.3       2,531.1
--------------------------------------------------------------------------------------


Note 9  Net debt


                                                        June 30,    December 31,
((euro) millions)                                          2002            2001
--------------------------------------------------------------------------------
Bonds (1)                                              (6,015.5)       (5,193.6)
Other long-term debt                                   (7,471.7)       (7,940.4)
Short-term debt                                        (3,796.9)       (4,889.5)
--------------------------------------------------------------------------------
Sub-total of long-term debt                           (17,284.1)      (18,023.5)
--------------------------------------------------------------------------------
Long-term financial receivables                           406.2           341.8
Short-term financial receivables                          638.1           985.5
Marketable securities                                     428.0           324.1
Cash and cash equivalents                               1,032.6         2,089.4
--------------------------------------------------------------------------------
Net debt                                              (14,779.2)      (14,282.7)
--------------------------------------------------------------------------------

(1) Including short-term debt of (euro) 500 million at June 30, 2002, and
(euro) 250 million at December 31, 2001.

The (euro) 822 million bond increase was essentially related to the additional EMTN issued by Vivendi Environnement ((euro) 3,700 million at June 30, 2002 against (euro) 2 807 million at December 31, 2001), following two new bond issues during the first half of 2002. The first took place on February 1, 2002, for (euro) 1 billion, due to mature in 2012 with a fixed annual interest rate of 5.88%, and the second, on April 29, 2002, for 400 million Czech crowns ((euro) 13 million), due to mature on April 29, 2009 and indexed to the 3-month PRIBOR interest rate.

As of June 30, 2002, (euro) 300.9 million of the $650 million syndicated bank loan for Onyx Waste Service (formerly Superior Services) had been used.

As of June 30, 2002, the long-term part used of the (euro) 3,000 million variable rate syndicated bank loan from Deutsche Bank amounted to (euro) 771.3 million. The short term part of this loan ((euro) 750 million) was reimbursed on March 12, 2002.

At June 30, 2002, (euro) 1,606.9 million of the (euro) 2,165 million syndicated bank loan from Societe Generale had been used.


Note 10  Segment Information

The Group has identified 5 reportable segments which include: Water, Waste Management, Energy Services, Transportation, and FCC.

These segments are consistent with the basis on which management evaluates investments and results.

The Water segment integrates water and wastewater activities such as water distribution, water and wastewater treatment, industrial process water, manufacturing of water treatment equipment and systems.

The Waste Management segment collects, processes and disposes of household and trade and industrial waste.

The Energy Services segment includes the production of independent electricity, energy optimization and related services.

The Transportation segment focuses on the operation of passenger transportation services, both by road and by rail.

FCC is a separate segment, present in the construction, sanitation and water services, cement production and urban related activities, mostly in Spain, and in Latin America.


Revenue per segment

                                  June 30, 2002    June 30, 2001    December 31,
((euro) millions)                                                          2001
--------------------------------------------------------------------------------
Water                                6,670.2          6,485.0           13,641.2

Waste management                     3,047.0          2,811.0            5,914.4

Energy                               2,287.3          1,963.5            4,017.4

Transportation                       1,705.4          1,542.5            3,098.9

FCC                                  1,260.6          1,157.7            2,454.8
--------------------------------------------------------------------------------
Total                               14,970.5         13,959.7           29,126.7
--------------------------------------------------------------------------------


Geographical Breakdown of Revenue

                                  June 30, 2002    June 30, 2001    December 31,
((euro) millions)                                                          2001
--------------------------------------------------------------------------------
France                               6,393.2          5,983.1           12,372.0

Euro zone excluding France           2,443.1          2,122.5            4,617.5

Europe excluding euro zone           2,203.0          2,145.0            4,359.5

Americas                             3,048.3          2,987.8            6,232.5

Rest of the world                      882.9            721.3            1,545.2
--------------------------------------------------------------------------------
Total                               14,970.5         13,959.7           29,126.7
--------------------------------------------------------------------------------


EBIT per segment

                                  June 30, 2002    June 30, 2001    December 31,
((euro) millions)                                                          2001
--------------------------------------------------------------------------------
Water                                  496.5            487.9           1,089.6

Waste management                       194.9            188.2             390.7

Energy                                 162.1            147.0             220.5

Transportation                          55.0             52.4             112.1

FCC                                    117.3            109.6             229.5

Holding                                 (7.6)           (17.7)            (29.3)
--------------------------------------------------------------------------------
Total                                1,018.2            967.4           2,013.1
--------------------------------------------------------------------------------


Note 11  Other statement of income items


Employee and personnel charges

Personnel charges amounted to (euro) 4,292 million in the first half of 2002, compared with (euro) 3,991 million for the same period in 2001.

Financial income and expenses

                                  June 30, 2002    June 30, 2001    December 31,
((euro) millions)                                                          2001
--------------------------------------------------------------------------------
Net financing cost                    (316.4)          (402.3)           (764.2)

Other financial income (expense)       (10.0)           (13.1)             19.7

Provisions                             (52.8)             2.1             (53.5)
--------------------------------------------------------------------------------
Total                                 (379.2)          (413.3)           (798.0)
--------------------------------------------------------------------------------


The reduction in financing cost, which dropped from (euro) 402.3 million to
(euro) 316.4 million, resulted from reduced interest rates in the euro, dollar and pound sterling zones, and measures taken by the Group regarding rate and exchange risk,including the cancellation of the interest swap between Vivendi Environnement and Vivendi Universal. The average financing rate, which was 5.3% in the first half of 2001, therefore fell to 3.8% for the same period in 2002.

Provisions include a (euro) 15 million amortization of the redemption premium for the OCEANE bond, a (euro) 25 million allowance on treasury stock. The remainder is principaly the amortization of debt issuance costs.


Other income (expenses)

                                  June 30, 2002    June 30, 2001    December 31,
((euro) millions)                                                          2001
--------------------------------------------------------------------------------
Capital gains and losses                16.3            158.1             150.0

Losses, provisions and exceptional
  impairment of assets                 (76.0)            (3.0)           (117.0)

Other                                   (0.8)             7.9               5.9
--------------------------------------------------------------------------------
Other income and expense               (60.5)           163.0              38.9
--------------------------------------------------------------------------------


During the first half of 2001, other income and expense included a (euro) 158.1 million capital gain from the sale of securities and dilution profits, (euro) 121 million of which related to the Dalkia/EDF agreement.

In the first half of 2002, this item included a (euro) 13 million capital gain from the sale of the minority stake in the British water company, Bristol Waterworks, and an exceptional (euro) 52 million write-down on the assets of Schwarze Pumpe, a subsidiary of "Eaux de Berlin", in preparation for its upcoming sale. Other income and expense also included a (euro) 20 million provision for Latin America.


Income taxes

                                  June 30, 2002    June 30, 2001    December 31,
((euro) millions)                                                         2001
--------------------------------------------------------------------------------
Current income tax expense            (168.8)          (180.6)           (384.8)

Deferred income tax (benefit)            1.1            (39.5)            (77.5)
--------------------------------------------------------------------------------
Total income tax expense              (167.7)          (220.1)           (462.3)
--------------------------------------------------------------------------------

The amount of income tax expense benefits from the full effect of synergies gained through the French tax group which was created in 2001.


Note 12  Commitments and Contingencies

Commitments given per segment

((euro) millions)                   June 30, 2002         December 31, 2001
----------------------------------------------------------------------------
Water                                     1,367.0                   1,005.0
Waste management                            355.9                     302.8
Energy                                      340.8                     242.0
Transportation                              259.9                     229.5
FCC/Proactiva                               692.4                     687.5
Holding                                     983.9                     641.0
Others                                        4.7                       8.2
----------------------------------------------------------------------------
Total                                     4,004.6                   3,116.0
----------------------------------------------------------------------------

The (euro) 362 million increase in commitments given by the Water Division, comprises of (euro) 170 million of operating or performance guarantees for the subsidiaries' normal activities, and a (euro) 192 million guarantee against unrecorded liabilities for the sale of the filtration and separation business.

The variation in Dalkia's commitments primarily concerned guarantees on unrecorded liabilities.

The (euro) 343 million variation in Vivendi Environnement's commitments comprised a (euro) 272 million increase in operating or performance guarantees for its subsidiaries' normal activities, awarded either directly to its customers or to financial institutions as counter guaranties.


Specific Commitments

Vivendi Environnement entered into a put option agreement with a number of private and institutional investors relating to the shares of First Aqua Limited. This put option gives these investors the option to require Vivendi Environnement to purchase, as of the third anniversary of the acquisition contract date, March 7, 2005, the shares of First Aqua Limited for up to (pound)374 million. In addition, Vivendi Environnement has a call option which can be exercised between the first and fifth anniversary of the acquisition contract date of First Aqua Limited, between March 7, 2003 and March 7, 2007.


Note 13  Related Parties' Transactions (changes during the first half of 2002)

o The Group cancelled its swap contract with Vivendi Universal, in order to take advantage of the low interest rates. The cancellation entailed a
     (euro) 75.8 million cash payment during the first half of 2002, corresponding to the market value of the cancelled swap. This cash payment is expensed for the period outstanding on the swap contract.

o Vivendi Universal and Vivendi Environnement agreed that Vivendi Universal would no longer make a quarterly cash balance payment. Vivendi Universal paid Vivendi Environnement a (euro) 52.6 million compensatory charge, corresponding to the discounted value of the reduced future payments, which was recorded as a financial expense as of June 30, 2002.

o Prior to the restructuring of Vivendi Environnement's capital, on June 17, 2002, Vivendi Environnement and Ms. Esther Koplowitz signed an agreement making Vivendi Environnement the partner in all the contractual documents concerning B 1998 SL, in place of Vivendi Universal. Ms. Esther Koplowitz thereby accepted to not exercise her purchase right on her partner's stake in B 1998 SL, should Vivendi Universal's holding be reduced to less than 50% of Vivendi Environnement's capital and voting rights. In consideration for this, Vivendi Environnement awarded Madame Esther Koplowitz and her group of shareholders in B 1998 SL a preferential purchase right for the B 1998 SL shares held by Vivendi Environnement, should Vivendi Environnement be the target of a hostile takeover. A hostile takeover is defined as the direct or indirect acquisition of at least 25% of Vivendi Environnement's capital, which has not been approved by Vivendi Environnement's Supervisory and Management Board, by a direct competitor of FCC in Spain. The striking price of the preferential purchase right would be the average between the price paid by Vivendi Environnement for its stake, which is about(euro) 691 million, and the market value of that stake, calculated in a transparent manner on the basis of the average price of FCC's shares during the quarter preceding the hostile takeover. In addition, Vivendi Environnement confirmed its intention to strengthen revenue growth in FCC's business activities other than Realia and Grucycsa. Vivendi Environnement thus awarded the Chairman of FCC's board of directors a casting vote, until December 31, 2004, to be used in the event of a deadlock on the decisions of FCC's executive committee on projects with this objective. The casting vote may become permanent after December 31, 2004, if FCC's revenue does not meet certain growth targets.


Note 14  Subsequent events

Capital increase

Details of the operation are given in the prospectus approved by the COB on June 26, 2002. On August 2, 2002, Vivendi Environnement increased its capital by
(euro) 1,529 million by issuing 57,698,184 new shares at an offering price of
(euro) 26.5, with preferential subscription rights for shareholders of one new share for every six held. Vivendi Universal sold all its preferential subscription rights to Declared Investors.

The latter made: (i) an irreducible subscription to the new shares by exercising the preferential rights acquired from Vivendi Universal and (ii) a reducible subscription to the new shares that were not subject to an irreducible or reducible subscription by the other Vivendi Environnement shareholders. Declared Investors agreed to keep the shares acquired in the capital increase for a six-month period. As other Vivendi Environnement shareholders also exercised their preferential subscription rights, Declared Investors as a whole acquired 38,073,817 shares in the capital increase, representing 9.4% of Vivendi Environnement's capital. The Declared Investors stated that they did not act in concert.

After the operation, Vivendi Environnement shares totalled 403,887,288, representing capital stock worth (euro) 5,452.5 million as of August 2, 2002. The shareholding structure of Vivendi Environnement is as follows:

     o  Vivendi Universal, 40.8%
     o  Declared Investors, 9.4%
     o  General Public, 49.8%

Vivendi Universal agreed to maintain its shareholding for a 18-month period.

Relinquishment by OCEANE bondholders of Vivendi Universal's guarantee

The holders of the 1.50% 1999-2005 Vivendi Environnement bonds, convertible and/or exchangeable for new or existing Vivendi Universal shares, were convened to a general meeting on August 20, 2002.

By majority vote of 64.8%, the bondholders present or represented adopted the resolutions proposed to them. In particular, as of September 1, 2002, the bondholders have relinquished the guarantee given by Vivendi Universal and accordingly release the acceleration clause, in the event of default by Vivendi Universal. In consideration for this, the nominal interest was increased 0.75%, from 1.50% to 2.25%.

Continued disposal VE's non-core assets

After selling its Johnson Screen subsidiaries at the end of 2001 and the filtration & separation business in the first half of 2002, on September 13, USFilter signed an agreement to sell its waterworks distribution business to a company jointly owned by JPMorgan Partners and Thomas H. Lee Partners for $620 million. The transaction, which is expected to be concluded during the last quarter, is subject to normal approvals and the usual financing conditions required by the buyer.

In addition, on September 4, 2002, USFilter signed an agreement to sell its subsidiary, Plymouth Products, to Pentair, on September 4, 2002. Total income from the sale of the filtration and separation business, including Plymouth Products, amounts to around $500 million. The transaction is expected to be concluded between now and the last quarter, subject to legal approval.

Vivendi Environnement announced on September 20, 2002, the success of the public offering of the 8,595,875 ordinary shares of Philadelphia Suburban Corporation (Nyse : PSC) for a price of $18.25 per share. Vivendi Environnement had been the largest shareholder of PSC. The leading banks hold an over-subscription option on 1,289,381 additional shares during a period of 30 days from the public offering.

Philadelphia Suburban Corporation has accepted to repurchase at the public offering price 2.5 million PSC shares held by Vivendi Water after the closure of the public offering, reduced by the number of shares purchased by the banks as part of this over-subscription option. The total value of this operation, which involves approximately 16 % of PSC's shares, is nearly $200 million. Once these transactions have been finalized, Vivendi Environnement will no longer be a shareholder of Philadelphia Suburban Corporation.

II - Report on first six-month period of 2002

A.    Changes in Vivendi Environnement's SHARE Capital

A.1   Vivendi Environnement Shares

In June 2002, Vivendi Universal announced that it intended to sell 53.8 million Vivendi Environnement shares. This operation would be made up of a (euro) 1.5 billion capital increase of Vivendi Environnement subscribed by Declared Investors, creating 57.7 millions new shares at a unit subscription price of
(euro) 26.5 per share. These operations, which were initiated in June 2002, were finalised during the month of July. Since August 2, 2002, Vivendi Universal's stake has been reduced to 40.8%, resulting in a greater float of Vivendi Environnement shares. Vivendi Universal has agreed to keep its stake for an 18-month period. Declared Investors hold 9.4% of Vivendi Environnement's capital and have agreed to keep the shares acquired in the capital increase for a 6-month period.

A.2   Consequences of shareholder base restructuring on relations with FCC

Prior to the restructuring of Vivendi Environnement's shareholder base, which reduced Vivendi Universal's stake in Vivendi Environnement to less than 50% of interest and voting rights, Ms. Esther Koplowitz signed an agreement on June 17, 2002, accepting to not exercise her purchase right on Vivendi Environnement's stake in B 1998 SL.

In consideration for this, Vivendi Environnement awarded Ms. Esther Koplowitz and her group of shareholders in B 1998 SL a preferential purchase right for the B 1998 SL shares held by Vivendi Environnement, should Vivendi Environnement be the target of a hostile takeover.

In addition, Vivendi Environnement confirmed its intention to strengthen growth in FCC's revenue in business activities other than Realia and Grucycsa. Vivendi Environnement thus awarded the Chairman of FCC's board of directors a casting vote, until December 31, 2004, to be used in the event of a deadlock on the decisions of FCC's executive committee on projects with this objective. The casting vote may become permanent after December 31, 2004, if FCC's revenue does not meet certain growth targets.

A.3   Vivendi Environnement Bonds

Vivendi Environnement called a general meeting on August 20, 2002, for the bondholders of the 1.50% 1999-2005 Vivendi Environnement bonds, convertible and/or exchangeable for new shares. By majority vote of 64.8%, the bondholders voted to relinquish, as of September 1, 2002, the guarantee given by Vivendi Universal on this loan and accordingly the acceleration clause in the event of default by Vivendi Universal. In consideration for this, the nominal interest rate was increased by 0.75%, from 1.5% to 2.25%.

B.    BUSINESS ACTIVITY DURING THE FIRST HALF OF 2002

During the first half of 2002, Vivendi Environnement continued to expand through internal growth and the selective acquisition of medium-sized businesses with high earnings.

1. The Group won major municipal outsourcing contracts for public services, including:
      o a 50-year contract to manage drinking water in Pudong, the business district of Shanghai (China), with estimated total revenues of (euro) 10 billion (50% group share).
      o a 20-year operating contract for the production and distribution of potable water in Indianapolis (United States of America), with total revenues of (euro) 1.5 billion.
      o a five-year street cleaning contract for the center of Singapore, in addition to the waste collection contract awarded in 2001, with total revenues amounting to (euro) 45 million.
      o a seven-year waste collection contract for Portsmouth in the UK, with total revenues of (euro) 38.5 million.
      o a six-year waste treatment (incineration) contract for the city of Savannah in the United States, generating revenues of (euro) 42 million.
      o a 20-year operating contract for the waste treatment system of the Marne area in France, starting after construction in 2005, with
         (euro) 300 million total revenues.
      o a 25-year operating contract for the district heating network of Poznan in Poland, with (euro) 1.7 billion of total revenues.
      o a five-year operating contract (plus 5) for the Dublin Light Rail system in Ireland, which will begin operations in 2003, with around (euro) 160 million total revenues.
      o a 10-year operating contract for four regional passenger railway lines in North Westphalia, Germany, with total revenues of (euro) 180 million.

2. In the field of industrial outsourcing, and more generally, the provision of services to business, the Group signed a number of significant deals, including:
      o  a multi-technical services contract for EADS in les Mureaux, France.
      o an operating/construction contract for wastewater treatment plants for the Smurfit paper manufacturer in Biganos, France.
      o a 20-year water services contract for the Alon Big Spring refinery in Texas, USA, with total revenues of around (euro) 60 million.
      o a 12-year operating contract for the thermoelectric plant of the BP refinery in Lavera, France, with revenue totalling (euro) 45 million.
      o a nine-year management contract for heating the hospital of Parme in Italy, worth around (euro) 35 million.
      o a four-year cleaning and waste treatment contract for fifteen of Renault's industrial sites in France, with revenue totalling (euro) 88 million.
      o a seven-year outsourcing contract for the railroad spurs on the Sochaux industrial site in France, for PSA, with approximately (euro)
         11 million total revenue.

3.    Other significant events were:
      o the startup of the contracts signed at the end of 2001, which included the Vilnius district heating network (for 15 years, with (euro) 1,260 million total revenue), and the 15-year industrial outsourcing contract for the new Usinor plant in Vega Do Sul, Brazil, with total revenue of around (euro) 270 million.
      o  the acquisition in France of Verney transport, which generated
         (euro) 150 million revenue in 2001.

The Puerto-Rico contract was not renewed in July 1, 2002.

4. In April 2002, First Aqua (JV Co) Limited bought Southern Water, the British waste treatment and water services operator, from Scottish Power. The Southern Water business was valued at (pound)2 billion, corresponding to its estimated average gross RAV in March 2002. In May 2002, Vivendi Water UK, the wholly-owned subsidiary of Vivendi Water, signed an agreement with First Aqua Holdings Limited to acquire First Aqua (JV Co) Limited, the parent company of Southern Water. The acquisition by Vivendi Water UK of First Aqua (JV Co) Limited is pending the approval of the British competition authorities, and long-term non-recourse financing arrangements to cover the current liabilities of First Aqua (JV Co) Limited and Southern Water (the European Commission approved the transaction on August 23, 2002). Vivendi Environnement entered into a put option agreement with a number of private and institutional investors relating to the shares of First Aqua Limited. This put option gives these investors the option to require Vivendi Environnement to purchase, as of the third anniversary of the acquisition contract date, March 7, 2005, the shares of First Aqua Limited for up to (pound)374 million. In addition, Vivendi Environnement has a call option which can be exercised between the first and fifth anniversary of the acquisition contract date of First Aqua Limited, between March 7, 2003 and March 7, 2007.

5.    Finally, the Group continued to dispose of its non-core assets:
      o At the end of February, it sold its 24.1% stake in Bristol Waterworks for around (euro) 38 million;
      o At the end of April 2002, it sold all of USFilter's filtration and separation business for (euro) 407 million;
      o Other disposals currently being negotiated should be concluded during the second half of 2002.

Group Organisation

The Group completed its reorganisation at the end of the first half of 2002, by regrouping the cross-disciplinary and corporate functions of Vivendi Environnement SA and the divisions, along with the divisions' general management, at its head office in avenue Kleber in Paris.


C.    REVENUE CHANGES

C.1   Overview

------------------------------------------------------------------------------------------------
     June 30, 2001       June 30, 2002      Change       Internal     External      Effect of
   ((euro) million)    ((euro) million)    2002/2001      growth       growth     exchange rate
------------------------------------------------------------------------------------------------
        13,960              14,971           +7.2%         +4.8%        +2.0%         +0.4%
------------------------------------------------------------------------------------------------


Consolidated revenue for the first half of 2002 was (euro) 15 billion, up 7.2% from (euro) 14 billion in the first half of last year. Excluding non-core businesses in the process of being divested, revenue growth was 9%, including internal growth of 5.5%.

Excluding non-core businesses and the impact of the South Central transportation contract termination ((euro) 231 million), internal growth for the first half of 2002 was 7.5%.

The impact of external growth of (euro) 294 million was due to small and medium-sized acquisitions in the sectors of Waste (Marius Pedersen), Energy Services (Siram) and Transportation (Verney), as well as the disposal of non-core activities in the Water division in the United States.

The positive impact of foreign exchange ((euro) 69 million), relates mainly to the increase in the average rate of the US dollar against the euro in the first half of 2002 compared to the first half of 2001. Given recent trends in the euro-dollar exchange rate, this favourable impact is unlikely to be repeated in the second half of the year.

Revenue generated outside France was (euro) 8.6 billion, or 57% of total revenue, comparable to the first half of 2001.

C.2   Revenue per business segment

                                    June 30,         June 30,       December 31,
((euro) millions)                      2002             2001               2001
--------------------------------------------------------------------------------
Water                                6,670.2          6,485.0           13,641.2
Waste management                     3,047.0          2,811.0            5,914.4
Energy                               2,287.3          1,963.5 *          4,017.4
Transportation                       1,705.4          1,542.5            3,098.9
FCC                                  1,260.6          1,157.7            2,454.8
--------------------------------------------------------------------------------
Total                               14,970.5         13,959.7           29,126.7
--------------------------------------------------------------------------------

* the service business sold to Dalkia by EDF has been included in Vivendi Environnement's revenue since the second quarter of 2001.

Water

------------------------------------------------------------------------------------------------
     June 30, 2001       June 30, 2002      Change       Internal     External      Effect of
   ((euro) million)    ((euro) million)    2002/2001      growth       growth     exchange rate
------------------------------------------------------------------------------------------------
         6,485               6,670           +2.9%         +4.4%       (2.3)%         +0.8%
------------------------------------------------------------------------------------------------


Internal revenue growth was 4.4%. Excluding non-core businesses, internal growth was 5.9%. In France, Vivendi Water business grew by around 3.4% due to the continued good results of the water distribution business and stability in the water engineering business.

Internal growth for core businesses outside France was 9.1%. This growth reflects encouraging developments in outsourcing businesses outside the United States, up by 22%, due to start-ups or new contracts signed in 2000 or 2001, notably in Central Europe (Prague in the Czech Republic and Gorlitz in Germany), in Morocco (Tangiers and Tetouan), in the Asia Pacific region (Hyundai-HEI and Inchon in South Korea, Chengdu in China). In the United States, revenue, as expressed in euros, was down by 2.2% and impacted by the finalisation of the Filtration and Separation businesses disposal during the first half of 2002. Core businesses grew (+6%) due to the solid continuation of the municipal outsourcing services business, which has benefited from the impact of the Indianapolis contract since the month of May 2002, and the industrial outsourcing business following on from the signature of new contracts. Sales of water treatment equipment and systems to the municipal sector are growing, while sales to industry are stable.

Waste management

------------------------------------------------------------------------------------------------
     June 30, 2001       June 30, 2002      Change       Internal     External      Effect of
   ((euro) million)    ((euro) million)    2002/2001      growth       growth     exchange rate
------------------------------------------------------------------------------------------------
         2,811               3,047           +8.4%         +5.8%        +2.5%         +0.1%
------------------------------------------------------------------------------------------------

Internal growth was 5.8%. In France, growth was 4.1% with the group operating in a less favourable economic environment.

Outside France, business grew by 6.9%, largely due to developments in Northern Europe (contracts in Bromley and Sheffield in the UK), as well as in the Asia Pacific region, with a contract for Pacific Waste Management in Hong Kong, and in Singapore. In the United States, business increased slightly (new municipal contracts for solid waste).

External growth was primarily due to the full first half year impact of the Marius Pedersen acquisition in 2001.

Energy services

------------------------------------------------------------------------------------------------
     June 30, 2001       June 30, 2002      Change       Internal     External      Effect of
   ((euro) million)    ((euro) million)    2002/2001      growth       growth     exchange rate
------------------------------------------------------------------------------------------------
         1,964               2,287           +16.5%        +4.8%       +11.1%         +0.6%
------------------------------------------------------------------------------------------------


Revenues in France were stable compared with the first half of 2001 reflecting the combination of lower gas prices as of April 1, 2002 and the seasonality of cogeneration activities, which is concentrated in the winter months.

Outside France, internal growth of 16,6% was mainly due to contracts in Tallinn (Estonia), Vilnius (Lithuania), and Poznan (Poland) coming on line.

External growth in energy services was due to the acquisition of Siram in Italy ((euro) 94 million), Cram in France ((euro) 43 million), and to finalization of the former EDF business integration ((euro) 95 million).

Transportation

------------------------------------------------------------------------------------------------
     June 30, 2001       June 30, 2002      Change       Internal     External      Effect of
   ((euro) million)    ((euro) million)    2002/2001      growth       growth     exchange rate
------------------------------------------------------------------------------------------------
         1,543               1,705           +10.6%        +2.5%        +7.7%         +0.4%
------------------------------------------------------------------------------------------------

In France, internal growth of 10.5% benefited from contract development and extension. Outside France, excluding the impact of the South Central contract termination, growth was 26.9%, due to the full impact on 2002 results of the BBA and Combus contracts as well as to developments in Finland, Poland, Belgium, and the Czech Republic.

External growth of 7.7% was due to the acquisition of Verney ((euro) 80 million) and Yellow Transportation ((euro) 27 million).

FCC (1)

------------------------------------------------------------------------------------------------
     June 30, 2001       June 30, 2002      Change       Internal     External      Effect of
   ((euro) million)    ((euro) million)    2002/2001      growth       growth     exchange rate
------------------------------------------------------------------------------------------------
         1,158               1,261            +8.9%        +7.8%        +1.4%         (0.3)%
------------------------------------------------------------------------------------------------

(1)  Group share


Internal growth of 7.8%, evenly spread across all divisions, was particularly strong in the cement business due to expansion in the Spanish construction industry.


External growth stemmed from the integration of Ekonor in industrial waste in Spain, and internationally in the area of urban services.


C.3   Geographic Breakdown of Revenue

((euro) millions)                June 30, 2002    June 30, 2001    Growth rate
------------------------------------------------------------------------------
France                              6,393.2          5,983.1            6.9%
Euro zone excluding France          2,443.1          2,122.5           15.1%
Europe excluding euro zone          2,203.0          2,145.0            2.7%
Americas                            3,048.3          2,987.8            2.0%
Rest of the world                     882.9            721.3           22.4%
------------------------------------------------------------------------------
Total                              14,970.5         13,959.7            7.2%
------------------------------------------------------------------------------


In France

In France, internal growth was 3.4% at June 30, 2002, against the previous period, mainly due to revenue from the water distribution business and further contracts in the transportation business.

In the euro zone excluding France

The Group's two main markets in this zone are Spain with (euro) 1.2 billion ((euro) 1.1 billion for FCC), up 9.1% due to a buoyant construction market, and Germany with (euro) 0.6 billion from railroad contracts. Water and waste management remained stable.

In Europe excluding the euro zone

Revenue in this zone increased 2.7% despite the 14.4 % reduction in the revenue in the UK (biggest market in this zone with revenue of (euro) 1.1 billion at June 30, 2002) due to the termination of the South Central contract.

Water business grew in the Eastern countries with the full effects of the contracts in Prague and Bucharest. Energy services business was boosted by the startup of the Tallin, Vilnius and Poznan contracts.

Americas

Revenue in the Americas was (euro) 3 billion at June 30, 2002, representing 35% of total revenue outside France. The main market was the United States which alone generated (euro) 2.6 billion. Revenue in this zone was up slightly due to new contracts, despite the disposal of USFilter's filtration and separation business.

Rest of the World

Revenue generated in the Asia-Pacific regions was up slightly to (euro) 0.6 billion. These countries represent less than 3.8 % of the group's business. More than (euro) 0.3 billion is generated in Australia.

D.   OTHER STATEMENT OF INCOME ITEMS

D.1  EBIT

EBIT corresponds to operating income before goodwill amortization ((euro) 1,012.5 million at June 30, 2002, up from (euro) 956.3 million at June 30, 2001) before restructuring costs ((euro) 5.7 million at June 30, 2002 against (euro) 11.1 million at June 30, 2001).

Consolidated EBIT for the first half of 2002 amounted to (euro) 1,018 million, up 5.2% from the first half of 2001 ((euro) 967 million). Excluding non-core business, in the process of being sold, EBIT growth reached 8%.


The breakdown of EBIT per business segment was the following:

                             June 30,      June 30,        Growth   December 31,
((euro) millions)               2002          2001          rate           2001
--------------------------------------------------------------------------------
Water                          496.5         487.9           1.8%       1,089.6

Waste management               194.9         188.2           3.6%         390.7

Energy                         162.1         147.0          10.3%         220.5

Transportation                  55.0          52.4           5.0%         112.1

FCC                            117.3         109.6           7.0%         229.5

Holdings                        (7.6)        (17.7)        (57.1)%        (29.3)
--------------------------------------------------------------------------------
Total                        1,018.2         967.4           5.2%       2,013.1
--------------------------------------------------------------------------------


Water

Water business, before changes in scope of consolidation, grew 1.8%, or (euro)
496.5 million, against (euro) 487.9 million in the first half of 2001, with the sale of USFilter's filtration and separation business in the second quarter of 2002. Excluding non-core activities, business increased 8%.

In France, productivity improvements enabled profitability levels to be reached in line with expectations.

EBIT for business outside France, excluding the United States, was driven by the startup or full effect of the contracts won in Prague, Goerlitz and Chengdu for municipal services, and in Hynix for industrial services. However, the difficulties confronting Schwarze Pumpe, the non-core subsidiary of Berlin water, which is in the process of being sold, penalised EBIT growth. USFilter's EBIT were affected by the sale of the filtration and separation business. EBIT from USFilter's core business remained stable, but suffered from increased insurance costs and the startup costs of the Indianapolis contract. Equipment sales are beginning to gain due to the recovery of municipal markets and the service division has a clear increase in backlog for both municipal and industrial customers.

Waste Management

During the first six months of 2002, EBIT increased 3.6% to (euro) 194.9 million, from (euro) 188.2 million in the same period in 2001.

In the first half, French businesses did not benefit from the ongoing measures to restructure. The effects should be noticeable during the second half of 2002, and especially in 2003.

Outside France, EBIT increased 17% due to the continued recovery of subsidiaries in the United Kingdom, an upturn in toxic waste activities in the United States, despite economic uncertainty, and excellent performance from the business in Hong Kong.

Energy Services

EBIT from energy services was up 10.3% from (euro) 147 million to (euro) 162.1 million.

In France, despite growth in cogeneration and service contracts, EBIT remained stable during the first half due to the impact of the business mix. The electrical engineering branch, in the process of being reorganised, performed less well.

Outside France, EBIT rose 30%, driven by the full effect of the consolidation of SIRAM, the Italian company and of USTI Nad Laben, acquired in the second half of 2001, the startup of the Vilnius (Lithuania) and Tallin contracts awarded at the end of 2001, and the startup of the Poznan (Poland) contract, which was signed and implemented in the first half of 2001.

Transportation

EBIT from transportation increased 5% from (euro) 52.4 million in the first half of 2001 to (euro) 55 million for the same period in 2002.

In France, EBIT benefited from the consolidation of Verney, acquired at the end of January 2002.

Outside France, EBIT suffered due to the sluggish UK market, where passenger numbers declined. This factor counter-balanced the full-year effect of contracts won elsewhere during 2001 (Netherlands, Denmark and the United States).

FCC

FCC's EBIT increased 7% from (euro) 109.6 million in the first half of 2001 to
(euro) 117.3 million for the same period in 2002.

The increase was particularly high in the cement business, and was boosted by a buoyant services market.


D.2  Goodwill amortization

Goodwill amortization amounted to (euro) 158.5 million in the first half of 2002, which included (euro) 33.8 million relating to the write-down of the goodwill for Proactiva's stake in its Latin-American subsidiaries, due the downturn in South America, and the non-renewal of the Puerto-Rico contract from July 1, 2002.


D.3  Financial income

Financial income amounted to -(euro) 379.2 million against -(euro) 413.3 million in the first half of 2001. The improvement was due to the decrease in financing costs, which dropped from -(euro) 402.3 million to -(euro) 316.4 million, essentially as a result of lower interest rates in the euro, dollar, and pound sterling zones, and measures taken to reduce interest and exchange rate risk, including the early settlement of the financial arrangements made with Vivendi Universal. The average financing rate, which was 5.3% in the first half of 2001, thus dropped to 3.8% in the first half of 2002.

Provisions include a (euro) 15 million amortization of the redemption premium on the 1.5% 1999-2005 Vivendi Environnement bond convertible and/or exchangeable for new shares, and a (euro) 25 million provision for the depreciation of treasury stock. The remainder includes amortization of loan issuance costs.

D.4  Other income and expense

Other income and expense amounted to -(euro) 60.5 million, compared with
(euro) 163 million in the first half of 2001.

In the first half of 2001, this item included (euro) 158.1 million in capital gains from securities and dilution profits, with (euro) 121 million from the Dalkia/EDF agreement.

In the first half of 2002, this item includes (euro) 13 million capital gain from the disposal of the minority stake in the British water company, Bristol Waterworks, and an exceptional (euro) 52 million impairment charge on the assets of Schwarze Pumpe, a subsidiary of "Eaux de Berlin", to account for its planned sale. The exceptional depreciation reduced income by (euro) 26 million. Finally, other income and expense included a (euro) 20 million provision for Latin America.

D.5  Income tax

The Group had a consolidated net tax expense of (euro) 167.7 million in the first half of 2002 ((euro) 1.1 million deferred tax benefit and (euro) 168.8 million current tax expense), compared with a (euro) 220.1 million tax expense for the same period in 2001.

D.6  Minority interests

Minority interests dropped from (euro) 114.6 million to (euro) 58.6 million, mainly due to the additional provision recorded for Schwarze Pumpe (Berlin Water's minority share of this provision amounted to (euro) 26 million) and the write-down of goodwill of Proactiva's Latin-American subsidiaries (Proactiva's minority interest in the exceptional amortization was (euro) 12 million).


E.   Financing

E.1  Statement of Cash Flows

Net cash provided by operating activities was stable at (euro) 621.6 million in the first half of 2002, compared with (euro) 604.1 million for the same period in 2001. The apparent stability was due to the changes in working capital ((euro) 817.6 millions at June 30, 2002, against (euro) 519.0 million at June 30, 2001), resulting in part from the (euro) 380.9 million decrease in the securitization program at December 31, 2001. Self-financing, defined as the net cash flows from operating activities before changes in working capital requirements, was up 28% to (euro) 1 439.2 million, compared with (euro) 1,123.1 million at June 30, 2001. Growth was due to the combined effect of increased cash flow from operations and lower financial costs.

Net cash flow used in investing activities amounted to (euro) 933.3 million in the first half of 2002, compared with (euro) 1,246.5 million for the same period in 2001. These flows were reduced primarily due to the disposal of non-core business, such as the filtration and separation business and the British water company, Bristol Waterworks.

Net cash flow provided by financing activities dropped from (euro) 282.4 million at June 30, 2001 to net cash used in financing activities of (euro) 362.5 million at June 30, 2002. New financing arrangements were concluded during the first half of 2001.


E.2  Capital expenditure and financial investments

                                  Capital expenditure    Purchase of investments
                                 --------------------   ------------------------
                                  June 30,   June 30,       June 30,   June 30,
((euro) millions)                    2002       2001           2002       2001
--------------------------------------------------------------------------------
Water                               462.3      396.6          429.1      365.2
Waste management                    295.1      279.5           38.3       68.9
Energy                              154.6      164.6           74.5      130.7
Transport                            72.0      130.8           67.0       60.8
FCC / Proactiva                     123.0       93.6           24.0       19.6
Others                                0.7          -              -          -
--------------------------------------------------------------------------------
Total                             1,107.7    1,065.1          632.9      645.2
--------------------------------------------------------------------------------

Approximately (euro) 600 million was earmarked for the maintenance of equipment and fixtures and (euro) 1.1 billion for Group growth, principally outside France. The main growth investments were the Pudong contract ((euro) 265 million) in the Water business, the Poznan ((euro) 36 million) and Tallin ((euro) 38 million) contracts in the Energy services business, and the acquisition of Transport Verney ((euro) 37 million).

E.3  Resources

                                                       June 30,     December 31,
((euro) millions)                                         2002             2001
-------------------------------------------------------------------------------
Bonds *                                               (6,015.5)       (5,193.6)

Other long-term debt                                  (7,471.7)       (7,940.4)

Short-term debt                                       (3,796.9)       (4,889.5)
-------------------------------------------------------------------------------
Sub-total of long-term debt                          (17,284.1)      (18,023.5)
-------------------------------------------------------------------------------
Long-term financial receivables                          406.2           341.8

Short-term financial receivables                         638.1           985.5

Marketable securities                                    428.0           324.1

Ending cash and cash equivalent                        1,032.6         2,089.4
-------------------------------------------------------------------------------
Net debt                                             (14,779.2)      (14,282.7)
-------------------------------------------------------------------------------

* Including short term debt of (euro) 500 million as of June 30, 2002 and
(euro) 250 million as of December 31, 2001.


The bond increase ((euro) 822 million) essentially comprised the additional EMTN issued by Vivendi Environnement ((euro) 3,700 million at June 30, 2002 against
(euro) 2,807 million at December 31, 2001), after the two new bond issues during the first half of 2002: the first, on February 1, 2002, worth (euro) 1 billion at a fixed rate of 5.88%, due to mature on February 1, 2012, and the second, on April 29, 2002, for 400 million Czech crowns ((euro) 13 million), which is due to mature on April 29, 2009, and is indexed to the 3-month Pribor rate.

Of the US$650 million syndicated bank loan taken out by Onyx Waste Service (formerly Superior Services), (euro) 300.9 million had been used at June 30, 2002.

As of June 30, 2002, the long-term part used of the (euro) 3 000 million variable rate syndicated bank loan from Deutsche Bank amounted to (euro) 771.3 million. The short term part of this loan ((euro) 750 million) was reimbursed on March 12, 2002.

Of the (euro) 2 165 million syndicated bank loan from the Societe Generale,
(euro) 1 606.9 million had been used at June 30, 2002.

On May 3, 2002, Moody's put Vivendi Environnement under review, and on May 7, 2002, Standard & Poor's revised its rating from stable to negative. Following the disposal by Vivendi Universal of Vivendi Environnement shares, the capital increase by Vivendi Environnement, and the decision of the 1.5% 1999-2005 bondholders to relinquish the guarantee given by Vivendi Universal on the bond, the two credit agencies revised their ratings as follows :

o    Moody's (rating confirmed on September 2, 2002):

           Long-term debt: Baa1 with a negative outlook.
           Short-term debt: P2

o    Standard and Poor's (rating confirmed on August 21, 2002):

           Long-term debt: BBB+ with a stable outlook.
           Short-term debt: A-2


F.   Individual financial statements

The company's operating income in the first half of 2002 amounted to (euro)
130.7 million against (euro) 120.8 million for the same period in 2001. Net income was down to (euro) 114.5 million from (euro) 242.6 million at June 30, 2001.

G.   Business outlook

o The sale of Plymouth Products and the waterworks distribution business concluded recently by US Filter should take effect during the last quarter of 2002.


o Despite the uncertainties of conditions in international markets, 2002 will be another year of steady revenue growth. The success of the commercial drive, confirmed by the award of many new contracts, gives Vivendi Environnement excellent visibility. After taking into account certain factors (increased insurance costs, evaluation of the impact of the floods in Central Europe, startup costs of new contracts), the EBIT for core businesses, in constant US dollars, will increase again this year.


    In the medium term, revenue growth will benefit from the recent contracts signed. The maturity of the company's portfolio of contracts and productivity improvement efforts allow Vivendi Environnement to expect growth for operating margins at a level above that of revenue growth.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  October 22, 2002

                                         VIVENDI ENVIRONNEMENT


                                         By: /s/ Jerome Contamine
                                             -------------------------------
                                             Name: Jerome Contamine
                                             Title: Chief Financial Officer